金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED

2007 FEB -6 P 12:0?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 February 2007

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporat[redacted]
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07020855

GOLD PEAK

EXEMPTION # 82-3604

BEST AVAILABLE COPY

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement – Discloseable transaction: relating to acquisition of additional shares in Meiloon Industrial Co., Ltd by GP Industries Limited	5 January 2007
Circular – Discloseable transaction: relating to acquisition of additional shares in Meiloon Industrial Co., Ltd by GP Industries Limited	19 January 2007
Overseas regulatory announcement – Voluntary liquidation of an inactive subsidiary of GP Industries Limited	26 January 2007

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

PROCESSED
FEB 09 2007
THOMSON FINANCIAL

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

Exemption#82-3604

The Standard January 5, 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

DISCLOSEABLE TRANSACTION: RELATING TO ACQUISITION OF ADDITIONAL SHARES IN MEILOON INDUSTRIAL CO., LTD. BY GP INDUSTRIES LIMITED

The Company announces that GP Industries (a 69.3% owned subsidiary of the Company) has made on-market purchases of 5,901,000 shares in Meiloon, representing approximately 2.3% of the entire issued share capital of Meiloon, from the Taiwan Stock Exchange for a total consideration of about NT$117.1 million, equivalent to approximately HK$27.8 million. GP Industries' interest in Meiloon has increased from approximately 14.7% to approximately 17.0%.

The Consideration was based on the prevailing market prices of Meiloon's shares at the time of acquisition.

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing details of the Acquisition will be despatched to the shareholders of the Company as soon as practicable.

BACKGROUND

GP Industries, a 69.3% owned subsidiary of the Company, has acquired shares of Meiloon, which are listed on the Taiwan Stock Exchange, from the open market since January 17, 2006. Up to January 3, 2007, GP Industries has acquired 5,901,000 shares of Meiloon, representing approximately 2.3% of the entire issued share capital of Meiloon. Under the Listing Rules, the Acquisition constitutes a discloseable transaction of the Company.

SHARES ACQUIRED

5,901,000 shares of Meiloon, based on the 250,902,324 shares of Meiloon currently in issue and outstanding as at January 3, 2007, representing approximately 2.3% of the entire issued share capital of Meiloon.

Before the Acquisition, GP Industries held approximately 14.7% of the entire issued share capital of Meiloon. After the Acquisition, GP Industries holds approximately 17.0% of the entire issued share capital of Meiloon.

CONSIDERATION

The Consideration paid by GP Industries for 5,901,000 shares of Meiloon acquired by GP Industries up to January 3, 2007 amounted to about NT$117.1 million, equivalent to approximately HK$27.8 million.

GENERAL

The Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

A circular containing, among other things, further details of the Acquisition will be despatched to the shareholders of the Company as soon as practicable.

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

DEFINITIONS

"Acquisition"	the acquisition by GP Industries of 5,901,000 shares in the issued share capital of Meiloon with a par value of NT$10 each by on-market purchases on the Taiwan Stock Exchange

The Acquisition was carried out by way of on-market purchases of shares in Meiloon on the Taiwan Stock Exchange from independent third vendors. The Consideration paid for the shares of Meiloon acquired was determined by the prevailing market prices as quoted on the Taiwan Stock Exchange at the time of acquisition.

The Consideration was funded by internal cash resources of GP Industries.

INFORMATION ON MEILOON

Meiloon is a company incorporated in Taiwan and its shares are listed on the Taiwan Stock Exchange. It is engaged in the research and development, manufacturing and trading of loudspeakers and other audio-visual devices and equipment for household, multimedia and professional uses.

Meiloon is not an associate of the Company both before and after completion of the Acquisition.

SUMMARY OF FINANCIAL RESULTS OF MEILOON

A summary of the audited consolidated results of Meiloon for the two years ended December 31, 2005 are as follows:

	Year ended December 31, 2004 *NT$ million*	2005 *NT$ million*
Turnover	5,107	5,658
Profit before tax and minority interests	483	410
Profit after tax and minority interests	420	278

The audited consolidated net asset value of Meiloon as at December 31, 2005 was approximately NT$3,903 million.

The financial results of Meiloon were prepared in accordance with Taiwan GAAP.

REASONS AND BENEFITS FOR THE ACQUISITION

In recent years, Meiloon has diversified into the manufacturing of audio-visual devices, in addition to its loudspeakers business. It is generally expected that this diversification will improve the profitability of Meiloon. The Directors believe that the Acquisition will enhance the Group's assets portfolio.

On such basis, the Directors are of the opinion that the terms of the Acquisition (including the Consideration) are fair and reasonable and that the Acquisition is in the interests of the Company and the shareholders of the Company as a whole.

INFORMATION ON THE COMPANY

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens. GP Industries is the main investment vehicle of the Company. The Company holds an approximately 69.3% interest in GP Industries as at the date of this announcement.

"Board"	the board of Directors of the Company
"Company"	Gold Peak Industries (Holdings) Limited (Stock code: 40), whose shares are listed on the Main Board of the Stock Exchange
"Consideration"	the consideration for the Acquisition
"Directors"	directors of the Company
"GP Industries"	GP Industries Limited, a company incorporated in the Republic of Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 69.3% owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Meiloon"	Meiloon Industrial Co., Ltd, a company incorporated in Taiwan
"PRC"	the People's Republic of China
"Taiwan GAAP"	the generally accepted accounting principles in Taiwan
"Taiwan Stock Exchange"	The Taiwan Exchange Inc.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"NT$"	New Taiwan dollars, the lawful currency of Taiwan
"%"	per cent.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, January 4, 2007

www.goldpeak.com

For the purposes of this announcement, amounts in NT$ has been translated into HK$ at the exchange rate of NT$1.00:HK$0.2376.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE A Exemption#82-3604

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer or other bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

DISCLOSEABLE TRANSACTION RELATING TO ACQUISITION OF ADDITIONAL SHARES IN MEILOON INDUSTRIAL CO., LTD. BY GP INDUSTRIES LIMITED

A letter from the Chairman & Chief Executive is set out on pages 3 to 6 of this circular.

January 19, 2007

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Acquisition"	the acquisition by GP Industries of 5,901,000 shares in the issued share capital of Meiloon with a par value of NT$10 each by on-market purchases on the Taiwan Stock Exchange
"Board"	the board of Directors of the Company
"Company"	Gold Peak Industries (Holdings) Limited (Stock code: 40), the shares of which are listed on the Main Board of the Hong Kong Stock Exchange
"Consideration"	the consideration for the Acquisition
"Directors"	directors of the Company
"GP Batteries"	GP Batteries International Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 49.2% associate of GP Industries
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 69.3% owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	January 18, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Meiloon"	Meiloon Industrial Co., Ltd, a company incorporated in Taiwan

"PRC"	the People's Republic of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.5 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Shares
"Singapore"	the Republic of Singapore
"Singapore Stock Exchange"	the Singapore Exchange Securities Trading Limited
"Taiwan GAAP"	the generally accepted accounting principles in Taiwan
"Taiwan Stock Exchange"	The Taiwan Exchange Inc.
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"NT$"	New Taiwan dollars, the lawful currency of Taiwan
"S$"	Singapore dollars, the lawful currency of Singapore
"%"	per cent.

For the purposes of this circular, amounts in NT$ were translated into HK$ at the exchange rate of NT$1.00 : HK$0.2376.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-Executive Directors:
Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*

* *Independent Non-Executive Director*

Registered office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

January 19, 2007

To the Shareholders

Dear Sirs,

**DISCLOSEABLE TRANSACTION:
RELATING TO ACQUISITION
OF ADDITIONAL SHARES IN MEILOON INDUSTRIAL CO., LTD.
BY GP INDUSTRIES LIMITED**

BACKGROUND

By an announcement dated January 4, 2007, the Directors announced that GP Industries, a 69.3% owned subsidiary of the Company, had acquired shares of Meiloon, which are listed on the Taiwan Stock Exchange, from the open market since January 17, 2006. Up to January 3, 2007, GP Industries had acquired 5,901,000 shares in Meiloon, representing approximately 2.3% of the entire issued share capital of Meiloon.

Under the Listing Rules, the Acquisition constituted a discloseable transaction of the Company. The purpose of this circular is to provide Shareholders with details of the Acquisition and other information in compliance with the requirement of the Listing Rules.

SHARES ACQUIRED

5,901,000 shares of Meiloon, based on the 250,902,324 shares of Meiloon in issue and outstanding as at January 3, 2007, represented approximately 2.3% of the entire issued share capital of Meiloon.

Before the Acquisition, GP Industries held approximately 14.7% of the entire issued share capital of Meiloon. After the Acquisition, GP Industries held approximately 17.0% of the entire issued share capital of Meiloon.

CONSIDERATION

The Consideration paid by GP Industries for 5,901,000 shares of Meiloon amounted to about NT$117.1 million, equivalent to approximately HK$27.8 million.

The Acquisition was carried out by way of on-market purchases of shares in Meiloon on the Taiwan Stock Exchange from independent third-party vendors. The Consideration paid for the shares of Meiloon acquired was determined by the prevailing market prices as quoted on the Taiwan Stock Exchange at the time of acquisition.

The Consideration was funded by internal cash resources of GP Industries.

INFORMATION ON THE COMPANY

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens. GP Industries is the main investment vehicle of the Company. The Company holds an approximately 69.3% interest in GP Industries as at the Latest Practicable Date.

INFORMATION ON MEILOON

Meiloon is a company incorporated in Taiwan and its shares are listed on the Taiwan Stock Exchange. It is engaged in the research and development, manufacturing and trading of loudspeakers and other audio-visual devices and equipment for household, multimedia and professional uses.

Meiloon is not an associate of the Company both before and after completion of the Acquisition.

SUMMARY OF FINANCIAL RESULTS OF MEILOON

A summary of the audited consolidated results of Meiloon for the two years ended December 31, 2005 is as follows:

	Year ended December 31,	
	2004	**2005**
	NT$ million	*NT$ million*
Turnover	5,107	5,658
Profit before tax and minority interests	483	410
Profit after tax and minority interests	420	278

The audited consolidated net asset value of Meiloon as at December 31, 2005 was approximately NT$3,903 million.

The financial results of Meiloon were prepared in accordance with Taiwan GAAP.

REASONS AND BENEFITS FOR THE ACQUISITION

In recent years, Meiloon has diversified into the manufacturing of audio-visual devices, in addition to its loudspeakers business. It is generally expected that this diversification will improve the profitability of Meiloon. The Directors believe that the Acquisition will enhance the Group's assets portfolio.

On such basis, the Directors are of the opinion that the terms of the Acquisition (including the Consideration) are fair and reasonable and that the Acquisition is in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECTS OF THE ACQUISITION

The Board believes that the Acquisition will not give rise to any material effect on the earnings, working capital, gearing ratio and the assets and liabilities of the Group.

SUBSEQUENT ACQUISITION

Subsequent to January 3, 2007 and up to the Latest Practicable Date, GP Industries has made on-market purchases of 735,000 shares in Meiloon, representing 0.3% of the entire issued share capital of Meiloon, on the Taiwan Stock Exchange for a total consideration of about NT$16.8 million, equivalent to approximately HK$4.0 million.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts with regard to the Company, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Listing Rules to be notified to the Company and the Hong Kong Stock Exchange were as follows:

(i) The Company

Name of Director	Number of Shares held			Percentage shareholding in the issued share capital of the Company
	Personal interests	Family interests	Total interests	(%)
Victor LO Chung Wing	74,951,811	–	74,951,811	13.65
Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
Paul LO Chung Wai	22,611,518	–	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.35
LUI Ming Wah	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–
CHAN Kei Biu	–	–	–	–

Name of Director	Number of Shares in respect of which options have been granted and remain outstanding at an exercise price per Share of HK$1.17 with option period from 18 April 2003 to 17 October 2007	HK$1.84 with option period from 2 October 2003 to 1 October 2008
Victor LO Chung Wing	–	1,600,000
Andrew NG Sung On	–	1,600,000
Kevin LO Chung Ping	650,000	1,000,000
Paul LO Chung Wai	650,000	1,000,000
LEUNG Pak Chuen	–	–
Richard KU Yuk Hing	–	500,000
Andrew CHUANG Siu Leung	–	500,000
CHAU Kwok Wai	500,000	600,000
Raymond WONG Wai Kan	–	1,000,000
Vincent CHEUNG Ting Kau	300,000	400,000
LUI Ming Wah	250,000	300,000
Frank CHAN Chi Chung	–	–
CHAN Kei Biu	–	–

(ii) **Associated Corporations**

Name of Director	Number of ordinary shares held in GP Batteries	Percentage shareholding in the issued share capital of GP Batteries (%)	Number of ordinary shares held in Gold Peak Industries (Taiwan) Limited	Percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Limited (%)	Number of ordinary shares held in GP Industries	Percentage shareholding in the issued share capital of GP Industries (%)
Victor LO Chung Wing	200,000	0.18	-	-	-	-
Andrew NG Sung On	833,332	0.76	500,000	0.25	378,412	0.07
Paul LO Chung Wai	80,000	0.07	-	-	-	-
LEUNG Pak Chuen	-	-	-	-	1,608,000	0.28
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	70,000	0.01
Andrew CHUANG Siu Leung	-	-	-	-	45,000	0.01
CHAU Kwok Wai	-	-	-	-	481,232	0.08
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	1,598,827	0.28
Vincent CHEUNG Ting Kau	20,000	0.02	-	-	-	-

Name of Director	Number of GP Batteries shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$1.410 with option period from 17 March 2002 to 16 March 2010	S$1.600 with option period from 11 October 2002 to 10 October 2010	S$1.250 with option period from 5 August 2004 to 4 August 2012	S$2.500 with option period from 25 June 2005 to 24 June 2013
Andrew NG Sung On	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	-	-	-	170,000

Name of Director	Number of GP Industries shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$0.456 with option period from 14 April 2002 to 13 April 2010	S$0.620 with option period from 4 April 2003 to 3 April 2011	S$0.550 with option period from 14 August 2003 to 13 August 2012	S$0.880 with option period from 15 September 2004 to 14 September 2013	S$1.030 with option period from 5 July 2005 to 4 July 2014
Victor LO Chung Wing	300,000	600,000	384,000	384,000	400,000
LEUNG Pak Chuen	-	-	-	350,000	380,000
Andrew CHUANG Siu Leung	110,000	200,000	130,000	130,000	150,000
CHAU Kwok Wai	-	-	-	-	180,000
Raymond WONG Wai Kan	-	-	-	140,000	180,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which were required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

3. SUBSTANTIAL SHAREHOLDER'S AND OTHER PERSON'S INTEREST IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of Shareholder	Capacity	Number of Shares held	Percentage shareholding in the issued share capital of the Company *(%)*
Schneider Electric Industries SA	Beneficial owner	54,564,000	9.93

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following persons (not being a Director or chief executive of the Company) were, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group:

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group *(%)*
Clipsal Marketing (Private) Limited	Orient Distribution System (Private) Ltd.	49.00
Coudrey Investments Limited	Crystal Time Group Limited	20.00
GP Electronics (Huizhou) Co., Ltd.	Desay Group Corporation	5.00

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group (%)
GP Electronics (Huizhou) Ltd.	Huizhou Desay Industry Co., Ltd.	15.00
	World Perfect International Ltd.	15.00
GP Industries Limited	Belvedire Pty. Ltd.	12.26
GP Precision Parts (Huizhou) Co., Ltd.	Huizhou Desay Industry Co., Ltd.	30.00
Huizhou GP Wiring Technology Limited	Wu Shu Ying	10.00
	Huizhou Desay Industry Co., Ltd.	10.00
KEF America Inc.	The Chainin Family Limited Partnership	27.14

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (not being a Director or chief executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or chief executive of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has existing or proposed service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation nor claim of material importance was pending or threatened against the Company or any of its subsidiaries.

7. GENERAL

(a) The secretary of the Company is Mr. WONG Man Kit who is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries.

(b) The qualified accountant of the Company is Mr. CHAU Kwok Wai who is a fellow member of the Association of Chartered Certified Accountants of the United Kingdom.

(c) The registered office of the Company is at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong. The share registrar and transfer office of the Company is Abacus Share Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業(集團)有限公司股份，閣下應立即將本通函送交買主或受讓人，或送交經手買賣或轉讓之銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)
(股票代號：40)

GOLD PEAK

須予披露交易
GP工業有限公司收購
美隆工業股份有限公司額外股份

主席兼總裁函件載於本通函第3至6頁。

二零零七年一月十九日

目 錄

頁次

在本通函內，除非文義另有所指，下列詞語具有以下涵義：

「收購」	指	GP工業於公開市場收購美隆於台灣證券交易所上市發行每股面值新台幣10元之股份5,901,000股
「董事局」	指	本公司董事局
「本公司」	指	金山工業（集團）有限公司（股份代號：40），其股份於香港聯交所主板上市
「代價」	指	收購之代價
「董事」	指	本公司董事
「金山電池」	指	金山電池國際有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約49.2%股權之聯營公司
「GP工業」	指	GP工業有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為本公司擁有約69.3%權益之附屬公司
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「香港聯交所」	指	香港聯合交易所有限公司
「最後實際可行日期」	指	二零零七年一月十八日，即確定此通函部份資料以刊印此通函之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「美隆」	指	美隆工業股份有限公司，一間於台灣註冊成立之公司

「中國」	指	中華人民共和國
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司每股面值0.5港元之普通股
「股東」	指	股份持有人
「新加坡」	指	新加坡共和國
「新加坡證券交易所」	指	新加坡交易所股票交易公司
「台灣會計準則」	指	台灣普遍採納之會計準則
「台灣證券交易所」	指	台灣證券交易所
「港元」	指	香港法定貨幣港元
「新台幣」	指	台灣法定貨幣新台幣
「新加坡元」	指	新加坡法定貨幣新加坡元
「%」	指	百分比

於本通函內,若干以新台幣結算之款額按匯率新台幣1.00元兑0.2376港元換算為港元。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(根據公司條例在香港註冊成立)
(股票代號:40)

董事局

執行董事:
羅仲榮 *(主席兼總裁)*
吳崇安 *(副主席)*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事:
王維勳
張定球
呂明華*
陳志聰*
陳其鑣*

* *獨立非執行董事*

註冊辦事處:
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者:

須予披露交易
GP工業有限公司收購
美隆工業股份有限公司額外股份

背景

於二零零七年一月四日之公佈中,董事公佈本公司擁有69.3%權益之附屬公司GP工業自二零零六年一月十七日起於公開市場購入美隆於台灣證券交易所上市之股份。截至二零零七年一月三日,GP工業共購入5,901,000股美隆股份,相當於美隆全部已發行股本約2.3%。

根據上市規則，收購構成本公司之須予披露交易。本通函目的為向股東提供收購詳情及其他就遵守上市規則要求之資料。

被收購股份

5,901,000股美隆股份，根據於二零零七年一月三日美隆已發行之250,902,324股股份，相當於美隆全部已發行股本約2.3%。

於收購前，GP工業持有美隆全部已發行股本約14.7%。於收購後，GP工業持有美隆全部已發行股本約17.0%。

代價

GP工業收購 5,901,000股美隆股份支付之代價約為新台幣117,100,000元，相當於約27,800,000港元。

收購以自公開市場向獨立第三者賣方買入美隆於台灣證券交易所上市之股份完成。收購美隆股份之代價乃根據收購美隆股份時美隆股份之市場價格釐定。

代價自GP工業之內部現金資源撥付。

本公司之資料

本公司為投資控股公司，其主要附屬公司及聯營公司之業務為投資控股及生產、推廣及銷售電池、電子及音響產品、汽車配線、電纜、照明系統產品及發光二極管顯示屏。GP工業為本公司主要投資工具。於最後實際可行日期，本公司持有GP工業約69.3%權益。

美隆之資料

美隆為一間於台灣成立之公司，其股份於台灣證券交易所上市。美隆主要業務為研究開發、生產及銷售作家居、多媒體及專業用途之揚聲器、其他影音產品及設備。

於收購前及於完成收購後，美隆並非本集團之聯營公司。

美隆之財務業績概要

美隆截至二零零五年十二月三十一日止兩個年度之經審核綜合業績概要如下：

	截至十二月三十一日止年度	
	二零零四年	二零零五年
	百萬新台幣	*百萬新台幣*
營業額	5,107	5,658
除稅及少數股東權益前溢利	483	410
除稅及少數股東權益後溢利	420	278

美隆於二零零五年十二月三十一日之經審核綜合資產淨值約為新台幣3,903,000,000元。

美隆之財務業績按台灣會計準則編製。

進行收購之理由及利益

除揚聲器業務外，美隆於近年擴展其業務至產製影音設備。預期此擴展將提高美隆之盈利率。董事相信收購將增強本集團之資產組合。

因此，董事相信收購條款（包括代價）屬公平合理，且收購符合本公司及股東之整體利益。

收購之財務影響

董事局相信，收購對本集團之盈利、營運資金、資產負債比率、資產及負債並無重大影響。

其後收購

自二零零七年一月三日起至最後實際可行日期期間，GP工業於公開市場購入美隆於台灣證券交易所上市之股份共735,000股，相當於美隆全部已發行股本約0.3%。總代價為約新台幣16,800,000元，相當於約4,000,000港元。

附加資料

敬請　閣下留意本通函內附錄中載列之附加資料。

此　致

列位股東　台照

主席兼總裁
羅仲榮
謹啟

二零零七年一月十九日

1. 責任聲明

本通函載有為遵照上市規則之規定而提供之本公司資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，以致其任何內容有所誤導。

2. 董事及總裁權益之披露

於最後實際可行日期，本公司董事及總裁於本公司及其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據證券及期貨條例有關條文被當作或視為擁有之權益及淡倉），或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市規則附錄10「上市公司董事進行證券交易標準守則」所載須通知本公司及香港聯交所之權益及淡倉如下：

(i) 本公司

董事姓名	所持股份數目			所佔本公司已發行股本百份比
	個人權益	家族權益	合計權益	(%)
羅仲榮	74,951,811	–	74,951,811	13.65
吳崇安	69,771,957	417,000	70,188,957	12.78
羅仲炳	625,000	3,239,066	3,864,066	0.70
羅仲煒	22,611,518	–	22,611,518	4.12
梁伯全	3,202,581	–	3,202,581	0.58
顧玉興	2,231,780	–	2,231,780	0.41
莊紹樑	474,500	–	474,500	0.09
周國偉	275,000	–	275,000	0.05
王維勤	1,790,081	–	1,790,081	0.33
張定球	1,947,549	–	1,947,549	0.35
呂明華	–	–	–	–
陳志聰	–	–	–	–
陳其鑣	–	–	–	–

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之股份數目 1.17港元 認購期由二零零三年四月十八日至二零零七年十月十七日	1.84港元 認購期由二零零三年十月二日至二零零八年十月一日
羅仲榮	–	1,600,000
吳崇安	–	1,600,000
羅仲炳	650,000	1,000,000
羅仲煒	650,000	1,000,000
梁伯全	–	–
顧玉興	–	500,000
莊紹樑	–	500,000
周國偉	500,000	600,000
王維勤	–	1,000,000
張定球	300,000	400,000
呂明華	250,000	300,000
陳志聰	–	–
陳其鑣	–	–

(ii) **關聯公司**

董事姓名	所持金山電池普通股份數目	所佔金山電池已發行股本百份比 (%)	所持金山電能科技股份有限公司普通股份數目	所佔金山電能科技股份有限公司已發行股本百份比 (%)	所持GP工業普通股份數目	所佔GP工業已發行股本百份比 (%)
羅仲榮	200,000	0.18	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	378,412	0.07
羅仲煒	80,000	0.07	–	–	–	–
梁伯全	–	–	–	–	1,608,000	0.28
顧玉興	141,000	0.13	200,000	0.10	70,000	0.01
莊紹樑	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	481,232	0.08
王維勤	374,000	0.34	100,000	0.05	1,598,827	0.28
張定球	20,000	0.02	–	–	–	–

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之金山電池股份數目 1.410新加坡元 認購期由二零零二年三月十七日至二零一零年三月十六日	1.600新加坡元 認購期由二零零二年十月十一日至二零一零年十月十日	1.250新加坡元 認購期由二零零四年八月五日至二零一二年八月四日	2.500新加坡元 認購期由二零零五年六月二十五日至二零一三年六月二十四日
吳崇安	200,000	200,000	190,000	190,000
顧玉興	–	–	–	170,000

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之GP工業股份數目 0.456新加坡元 認購期由二零零二年四月十四日至二零一零年四月十三日	0.620新加坡元 認購期由二零零三年四月四日至二零一一年四月三日	0.550新加坡元 認購期由二零零三年八月十四日至二零一二年八月十三日	0.880新加坡元 認購期由二零零四年九月十五日至二零一三年九月十四日	1.030新加坡元 認購期由二零零五年七月五日至二零一四年七月四日
羅仲榮	300,000	600,000	384,000	384,000	400,000
梁伯全	–	–	–	350,000	380,000
莊紹樑	110,000	200,000	130,000	130,000	150,000
周國偉	–	–	–	–	180,000
王維勤	–	–	–	140,000	180,000

除上文披露者外，於最後實際可行日期，本公司董事或總裁沒有於本公司或其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有任何根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據證券及期貨條例有關條文，被當作或視為擁有之權益或淡倉），或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市規則附錄10「上市公司董事進行證券交易標準守則」所載須通知本公司及香港聯交所之權益或淡倉。

3. 主要股東及其他人士於股份及相關股份之權益

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）於本公司股份或相關股份，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或直接或間接擁有有權於任何情況在本公司股東大會投票之已發行股本面值5%或以上權益：

股東名稱	身份	所持股份數目 *(股數)*	所佔本公司已發行股本百份比 *(%)*
Schneider Electric Industries SA	受益人	54,564,000	9.93

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益：

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 *(%)*
Clipsal Marketing (Private) Limited	Orient Distribution System (Private) Ltd.	49.00
Coudrey Investments Limited	Crystal Time Group Limited	20.00
惠州市金山電子有限公司	惠州市德賽集團有限公司	5.00

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 (%)
柏惠電子有限公司	惠州市德賽工業發展有限公司	15.00
	唯弘國際有限公司	15.00
GP工業有限公司	Belvedire Pty. Ltd.	12.26
惠州金山精密部件有限公司	惠州市德賽工業發展有限公司	30.00
惠州金山線束科技有限公司	吳淑英	10.00
	惠州市德賽工業發展有限公司	10.00
KEF America Inc.	The Chainin Family Limited Partnership	27.14

除以上披露者外，於最後實際可行日期，本公司董事及總裁沒有察覺任何人士（本公司之董事或總裁除外）於本公司股份或相關股份中，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或任何人士直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益。

4. 董事於競爭業務之權益

於最後實際可行日期，本公司之董事或總裁或彼等各自之聯繫人士概無於與本集團業務存在或可能存在競爭之業務中擁有任何權益。

5. 服務合約

於最後實際可行日期，董事概無與本公司或本集團任何成員公司訂有或擬訂立服務合約，不包括即將屆滿或僱主可於一年內終止而毋須作出賠償（法定賠償除外）之合約。

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，就董事所知，本公司或其任何附屬公司亦無尚未了結或面臨之重大訴訟或申索。

7. 一般資料

(a) 本公司之秘書為黃文傑先生，彼為香港會計師公會及香港特許秘書公會資深會員。

(b) 本公司之合資格會計師為周國偉先生。彼為英國特許公認會計師公會資深會員。

(c) 本公司之註冊辦事處設於香港新界葵涌葵榮路30號金山工業中心8樓。本公司股票過戶登記處為雅柏勤證券登記有限公司，位於香港皇后大道東28號金鐘匯中心26樓。

(d) 如本通函之中英文內容有任何分歧，乃以英文本為準。

GP INDUSTRIES RECEIVED

GP Industries Limited 2007 FEB -6 P 12:09
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C OFFICE OF INTERNATIONAL CORPORATE FINANCE

VOLUNTARY LIQUIDATION OF AN INACTIVE SUBSIDIARY

The Directors of GP Industries Limited (the "Company") wish to announce that GE Bowden China Co Ltd ("GE Bowden"), an indirectly-held wholly-owned subsidiary incorporated in the People's Republic of China, has been voluntarily liquidated.

The liquidation of GE Bowden is not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2007.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the above-mentioned transaction.

By order of the Board

Tan San-Ju
Company Secretary
26 January 2007

END